FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                                02 September 2003

                          CRH's Interim Results for the
                         six months ended 30th June 2003


                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).



Enclosure: CRH's Interim Results for the six months ended 30th June 2003




2003 INTERIM RESULTS

Six months ended 30th June 2003
                                                                     2003           2002       % change
                                                                   euro m         euro m

Sales                                                               4,661          4,801            -3%
Operating profit *                                                    245            295           -17%
Profit before tax                                                     161            196           -18%

                                                                euro cent      euro cent

Earnings per share - before goodwill amortisation                   28.89          33.51           -14%
Earnings per share - after goodwill amortisation                    22.16          26.78           -17%
Cash earnings per share                                             69.95          76.59            -9%
Dividend                                                             8.20           7.43           +10%



* Operating profit including share of joint ventures but before goodwill amortisation and profit on sale of fixed assets.


In the Republic of Ireland, residential construction was particularly buoyant and activity on major infrastructure projects continued at a good pace. Against this background operating profit increased by 14% to euro 68 million.

In Britain and Northern Ireland, although underlying operating profits advanced, the weakness of Sterling versus the euro resulted in reported operating profit being unchanged at euro 30 million.

In Mainland Europe, generally weak trading patterns for the Materials Division were exacerbated by an exceptionally cold first quarter in Poland and Finland, resulting in a 27% decline in operating profit to euro 33 million. With the incremental impact of acquisitions, the Products & Distribution Division recorded a 10% increase in operating profit to euro 54 million.

Reported euro results for the Americas operations were adversely affected by the impact of a 19% weakening of the average US dollar exchange rate versus the euro. The traditional first half operating loss in the Materials Division rose from euro 30 million to euro 39 million with the impact of exceptionally wet weather in the Northeast and Midwest during the second quarter only partly offset by contributions from acquisitions. In a challenging market and economic environment for all of its product groups, the Products & Distribution Division reported a 30% operating profit decline to euro 99 million.

Overall, currency translation effects, principally arising from the strength of the euro versus the US dollar, had a euro 10 million adverse impact at profit before tax level in the period.

The interim dividend has been increased by 10%, the 20th consecutive year of dividend increase.

Total acquisition and investment spend amounted to euro 577 million on 20 deals. Since period-end, we have agreed to acquire Cementbouw's distribution and building products operations in Holland for euro 646 million and to invest euro 47 million in a leveraged buyout of Cementbouw's materials operations.

Liam O'Mahony, Chief Executive, said today:

"Our pre-close Interim trading update statement of 30th June indicated expected pre-tax profit of euro 155 million to euro 160 million for the first half of the year. A solid performance in June, particularly in our European markets, has resulted in actual profits slightly above the upper end of the indicated range.

The second half of the year is significantly more profitable for CRH than the first six months, mainly due to the marked second half bias in the activity levels and profitability of our operations in the US. Although wet weather continued to hamper our US businesses in July and early August, we expect that, given reasonable weather from now to year-end, full year profit before tax for the Group, excluding adverse currency translation effects currently projected at euro 77 million, will be ahead of last year.

Our financial capacity to make acquisitions continues to be strong, and our development teams remain busy; we expect to deliver a further good level of development spend in the remaining months of the year in addition to the completion of the Cementbouw transactions announced in July."

Announced Tuesday, 2nd September 2003

INTERIM STATEMENT

Highlights

The results highlights for the first six months of 2003 are set out below.

Sales: euro 4,661 million, down 3%

Operating profit*: euro 245 million, down 17%

Basic earnings per share before goodwill amortisation: 28.89c, down 14%

Cash earnings per share: 69.95c, down 9%

* Operating profit including share of joint ventures but before goodwill amortisation and profit on sale of fixed assets.

Translation effects in the first six months of 2003 had an adverse impact of euro 10 million on profit before tax compared with the first half of 2002, with average US dollar and Sterling exchange rates in 2003 significantly weaker versus the euro than in the corresponding period in 2002.

Goodwill amortisation (including share of joint ventures) amounted to euro 35.3 million (2002: euro 35.1 million). Spending on acquisitions and investments in the first half of 2003 amounted to euro 577 million (2002: euro 607 million). The Group profit and loss account on page 8 separately discloses the impact of acquisitions made during the six months to 30th June 2003.

Dividends

The Board has decided to pay an interim dividend of 8.20c per share, an increase of 10.4% on the 2002 interim dividend of 7.43c. Dividends will be paid on 7th November 2003 to shareholders registered at the close of business on 12th September 2003.

A scrip dividend alternative is being offered to shareholders.

Acquisitions and disposals

First half acquisition and investment expenditure of euro 577 million includes expenditure of euro 189 million on the S.E. Johnson Group in the Midwestern United States while the remaining euro 388 million includes the cost of 19 small to medium-sized deals in Europe and North America. The euro 646 million acquisition of Cementbouw's distribution and building products operations in Holland and euro 47 million investment in a leveraged buyout of Cementbouw's materials operations, which were announced in July 2003 and which are subject to regulatory approvals, are both expected to close before the end of the year.

Proceeds from disposal of fixed assets amounted to euro 35 million.

Regional review



REPUBLIC OF IRELAND
Including share of joint ventures                                          Analysis of change
                                                      ------------------------------------------------------------
                                                Total                               Acquisitions
euro million                2003       2002    change           Exchange          2002         2003         Organic

Sales                        353        309       +44                  -            -            -             +44

% change                                         +14%                                                         +14%

Operating profit*             68         60        +8                  -            -            -              +8

% change                                         +14%                                                         +14%

Margin                     19.4%      19.6%


* Operating profit is arrived at before goodwill amortisation charges and profit on sale of fixed assets.

The trends in construction demand evident in the second half of 2002 continued through the first half of 2003 boosted by very favourable weather conditions in March and April. Residential construction was particularly buoyant resulting in double-digit percentage volume increases in cement, concrete blocks and readymixed concrete. Activity on major infrastructural projects under the National Development Plan continued at a good pace through the first six months although completion of a number of major projects resulted in a decline in blacktop volumes compared with 2002. Commercial and industrial construction continued weak during the period.



BRITAIN AND NORTHERN IRELAND

Including share of joint ventures                                         Analysis of change
                                                    --------------------------------------------------------------
                                           Total                           Acquisitions /
                                                                              disposals
euro million             2003       2002   change           Exchange          2002          2003            Organic

Sales                     341        330        +11              -31            +6            -4                +40
% change                                        +3%             -10%           +2%           -1%               +12%
Operating profit*          30         30          -               -3            +1             -                 +2
% change                                                        -10%           +3%                             +7 %
Margin                   8.6%       8.9%


* Operating profit is arrived at before goodwill amortisation charges and profit on sale of fixed assets.

Compared with first half 2002, the euro was on average approximately 9% stronger versus Sterling in the first half of 2003 giving rise to an adverse translation impact on sales and operating profit for the first half of 2003.

While Ibstock's first half brick volumes were broadly in line with 2002, a combination of price improvements together with the benefits of a more favourable natural gas supply contract offset the impact of increased costs resulting in improved profitability. Our concrete and insulation activities also reported underlying profit advances while our fencing operations benefited from the inclusion of Geoquip, the manufacturer of electronic intrusion detection systems which was acquired in August 2002.

In the Materials Division, residential demand in Northern Ireland continued at a reasonable level while, after a slow start, road maintenance activity has improved. Profits were similar to the first half of last year.



MAINLAND EUROPE - MATERIALS
Including share of joint ventures                                           Analysis of change
                                                  ----------------------------------------------------------------------
                                          Total                          Acquisitions              Re-org.
euro million          2003      2002     change            Exchange       2002     2003              costs    Organic

Sales                  444       460       -16               -24        +12          +10              -            -14
% change                                   -3%               -5%        +3%          +2%                           -3%
Operating profit*       33        45       -12                -2         +1           +1             +7            -19
% change                                  -27%               -4%        +2%          +2%           +15%           -42%
Margin                7.3%      9.8%


* Operating profit is arrived at before goodwill amortisation charges and profit on sale of fixed assets, and includes no re-organisation costs in 2003 (2002: euro 7 million).

Trading patterns in the first half of 2003 were generally weak exacerbated by an exceptionally cold first quarter in Northeastern Europe. Cement demand in Poland was severely affected in the first quarter and although demand improved in the second quarter, first half volumes declined by 13% with a consequent severe impact on profit. Our Finnish operations also suffered first half volume and profit declines although to a lesser extent than in Poland.

In Switzerland, we experienced more normal seasonal demand levels with our cement and aggregates activities benefiting from major infrastructure projects. However, with a slowing economy, readymixed concrete volumes and profits lagged 2002 levels. In Spain, our operations saw further strong volume gains, but a very competitive market resulted in a first half outcome similar to last year. Our 25% Israeli cement joint venture performed well in the first half of the year.



MAINLAND EUROPE - PRODUCTS & DISTRIBUTION
Including share of joint ventures                                          Analysis of change
                                                  ---------------------------------------------------------------------
                                            Total                          Acquisitions              Re-org.
euro million            2003      2002     change           Exchange          2002        2003        costs      Organic

Sales                   1,116       939      +177               -5          +168         +32             -          -18
% change                                     +19%              -1%          +18%         +3%                        -1%
Operating profit*          54        49        +5                -            +8          +2             -           -5
% change                                     +10%                           +16%         +4%                       -10%
Margin                   4.9%      5.2%


* Operating profit is arrived at before goodwill amortisation charges and profit on sale of fixed assets, and includes re-organisation costs of euro 2 million (2002: euro 2 million).

Our Products & Distribution Division reported higher operating profit than in 2002 reflecting the incremental benefit of 2002 and 2003 acquisitions.

The Concrete Products Group continued to be affected by general weakness in residential and commercial markets but, as a result of the inclusion of EHL (acquired May 2002) and Douterloigne (acquired August 2002), reported higher first half operating profit than last year.

In both the Clay Products and Insulation Groups, markets have remained difficult resulting in little change in operating profit compared with 2002.

In the Building Products Group, our Fencing & Security business has maintained underlying profits while benefiting from the inclusion of Adronit (acquired March 2003). The Daylight & Ventilation activities continued to experience difficult market conditions in Germany and reported lower profits. The inclusion of Plakabeton, the Belgium-based metal building accessories business acquired in April 2003, contributed positively to first half results.

Turnover in our Distribution Group increased from euro 491 million to euro 578 million principally reflecting the impact of Vicom (acquired June 2002) and BBH Baubedarf (acquired October 2002) which substantially enlarged our Distribution presence in Switzerland. The integration of these businesses with our existing Richner operation in Switzerland is progressing well but it will be some time before the full benefits are realised. A modest contribution from these deals combined with good performances from our Dutch DIY and French builders merchanting activities resulted in a profit advance for this Group.



THE AMERICAS - MATERIALS

Including share of joint ventures                                             Analysis of change
                                                        --------------------------------------------------------------
                                                  Total                         Acquisitions
euro million                  2003        2002   change         Exchange          2002          2003           Organic

Sales                          921       1,108     -187             -208           +47           +36               -62
% change                                           -17%             -19%           +4%           +3%               -5%
Operating loss*               (39)        (30)       -9               +6            +2            +3               -20
% change                                           -31%             +20%           +7%          +10%              -68%
Margin                       -4.3%       -2.7%


* Operating loss is arrived at before goodwill amortisation charges and profit on sale of fixed assets.

The average US dollar profit and loss account translation rate for the first half of 2003 was US$1.1049 to the euro versus US$0.8979 in the first half of 2002 which gives rise to an adverse translation impact on sales for the Americas Materials Division compared with 2002. However, as this Division traditionally reports seasonal losses in the first half of the year, the weaker dollar resulted in a favourable exchange impact at operating level.

Although overall state contract lettings continued at a stable level through the first half of the year, exceptionally wet weather in the Northeast and Midwest during the second quarter delayed the commencement of the construction season and resulted in significantly lower volumes and profits from underlying operations. Our businesses in the Western states enjoyed more normal weather conditions and reported similar results to last year. Excluding the impact of recent acquisitions, our heritage companies saw volume declines of approximately 12% in aggregates and asphalt and 8% in readymixed concrete compared with first half 2002, although there were substantial regional variations.


THE AMERICAS - PRODUCTS & DISTRIBUTION

Including share of joint ventures                                             Analysis of change
                                                        --------------------------------------------------------------
                                                Total                           Acquisitions
euro million                 2003         2002  change          Exchange          2002          2003           Organic

Sales                       1,486        1,655     -169             -307          +143           +67               -72
% change                                           -10%             -19%           +9%           +4%               -4%
Operating profit*              99          141      -42              -26            +6           +10               -32
% change                                           -30%             -18%           +4%           +7%              -23%
Margin                       6.7%         8.5%


* Operating profit is arrived at before goodwill amortisation charges and profit on sale of fixed assets.

The Products & Distribution Division was also impacted by poor weather, which restricted both residential and non-residential construction activity and product shipments, and overall first half profits in US dollar terms for this Division were down on 2002 levels. The weaker US dollar also resulted in adverse exchange translation variances in reported euro results for the Division at both sales and operating profit levels compared with 2002.

The Precast Group suffered most against a backdrop of continuing declines in non-residential construction. The Architectural Products Group experienced a slower than anticipated first half pick-up in seasonal homecentre demand, due to wet weather, while brick sales declined largely as a result of slowing activity in high-end residential and institutional construction. The Glass Group continued to perform well despite the challenging environment; however, a decline from strong 2002 levels in the Southern and Central regions led to some margin erosion. The Distribution Group had a robust underlying performance and, with the benefit of good contributions from 2002 and 2003 acquisitions, delivered further margin improvement in the half year.

In September 2002, CRH announced that companies in CRH's Distribution Group in the United States had been named, together with a large number of other unrelated parties, in asbestos cases involving 251 claimants. These cases alleged personal injury as a result of exposure to asbestos in products manufactured by others and allegedly distributed by companies in the Distribution Group prior to ownership by CRH. Since then 35 new claims have been received and 11 have been disposed of, with the number of claimants as at the end of August 2003 amounting to 275. We believe that the outcome of these claims will not have a material impact on CRH.

Finance and taxation

The lower first half interest charge in 2003 reflects the benefits of lower interest rates worldwide and a favourable translation impact due primarily to the weaker US dollar, partly offset by the additional financing costs of significant 2002 and first half 2003 development activity. The robust cash generation characteristics of the Group continue to underpin the Group's strong financial capacity to avail of attractive acquisition opportunities as they arise in our various geographic, product and sectoral markets.

Exchange rate movements between year-end 2002 and 30th June 2003 (mainly the weakening of the US dollar rate) reduced the euro amount of foreign currency net debt by euro 144 million while shareholders' funds were reduced by euro 256 million.

As in prior years, the interim taxation charge is an estimate based on the current expected full year tax rate.

Outlook

In Ireland, while housing continues to be strong, the completion of a number of major infrastructure projects is expected to lead to lower overall activity in the second half of the year. Total construction output for the year as a whole should be broadly similar to 2002.

Our markets in Britain have tended to soften slightly in recent months; however, Ibstock price increases should generate further benefits in the second half and full year Sterling profits are expected to be ahead of 2002.

In Mainland Europe, with better recent demand in Poland and Finland, and with the incremental impact of 2002 and 2003 acquisitions, we anticipate that the Materials Division should largely recover the reported first half operating profit decline. The market backdrop for our Products & Distribution businesses remains weak; however, we continue to benefit from the 2002 restructuring and from the inclusion of results from 2003 development activity (not including Cementbouw which we hope to complete as planned before the end of the year). Overall, following a substantial increase in 2002, we expect a further good full year profit advance for the Products & Distribution Division.

In North America, despite good backlogs, wet weather through July and early August, particularly in the Northeast, has continued to hamper the ability of our Materials operations to fully claw back the underlying volume deficits experienced in the first half. Energy costs remain high but are being largely recovered through better pricing. Our Products & Distribution activities are benefiting from strength in the housing and homecentre markets. Reasonable weather from now to year-end and contributions from acquisitions should result in higher full year operating profit in US dollar terms. However, the weaker US dollar will have a more significant adverse translation impact than in the first half due to the marked second half bias of US profitability.

A continuation of the US dollar/euro exchange rate of US$1.09 would result in a full year average rate of US$1.1032 (2002: US$0.9456) which, combined with the projected average rates for other currencies versus the euro, would have an adverse full year impact of euro 77 million, equivalent to approximately 9% of last year's pre-tax profit level.

We remain focussed on cash generation, cost control and efficiency improvements, combined with the recovery of higher input costs and delivery of a further good level of development spend in the second half of the year. These measures are unlikely to be sufficient to offset the adverse currency impact of the stronger euro on our results for the year as a whole. However, given reasonable weather for the remainder of 2003, we expect that, before the adverse currency translation impact, full year profit before tax will be ahead of last year.

                                    * * * *

This interim results announcement contains certain forward-looking statements as defined under US legislation. By their nature, such statements involve uncertainty; as a consequence, actual results and developments may differ from those expressed in or implied by such statements depending on a variety of factors including the specific factors identified in this interim results announcement and other factors discussed in our Annual Report on Form 20-F filed with the SEC.



Group profit and loss account
                                                                Six months ended 30th June - Unaudited     Year ended
                                     -----------------------------------------------------------------  31st December
                                                     Continuing operations                                    Audited

                                                                Acquisitions        Total        Total
                                                           2003         2003         2003         2002           2002
                                                         euro m       euro m       euro m       euro m         euro m

  Sales including share of joint ventures               4,519.5        141.4      4,660.9      4,800.6       10,794.1
  Less share of joint ventures                          (111.1)        (0.5)      (111.6)      (135.0)        (276.9)
                                                    -----------    ---------    ---------    ---------    -----------
  Group sales                                           4,408.4        140.9      4,549.3      4,665.6       10,517.2
  Cost of sales                                       (3,139.8)       (91.9)    (3,231.7)    (3,317.4)      (7,293.5)
                                                    -----------    ---------    ---------    ---------    -----------
  Gross profit                                          1,268.6         49.0      1,317.6      1,348.2        3,223.7
  Operating costs excluding goodwill                  (1,051.9)       (32.5)    (1,084.4)    (1,066.9)      (2,209.1)
  amortisation
                                                    -----------    ---------    ---------    ---------    -----------
  Group operating profit                                  216.7         16.5        233.2        281.3        1,014.6
  Share of joint ventures' operating profit                11.6        (0.1)         11.5         13.5           33.5
                                                    -----------    ---------    ---------    ---------    -----------
  Operating profit excluding goodwill                     228.3         16.4        244.7        294.8        1,048.1
  amortisation
  Goodwill amortisation                                  (33.2)        (2.1)       (35.3)       (35.1)         (69.6)
  Profit on disposal of fixed assets                        6.4            -          6.4         10.3           15.7
                                                    -----------    ---------    ---------    ---------    -----------
  Profit on ordinary activities before interest           201.5         14.3        215.8        270.0          994.2
  Group net interest payable                        ===========    =========       (52.8)       (70.1)        (131.4)
  Share of joint ventures' net interest payable                                     (2.2)        (4.3)          (7.1)
                                                                                ---------    ---------    -----------
  Profit on ordinary activities before taxation                                     160.8        195.6          855.7
  Taxation on profit on ordinary activities                                        (42.0)       (53.0)        (226.8)
  (estimated)
                                                                                ---------    ---------    -----------
  Profit on ordinary activities after taxation                                      118.8        142.6          628.9
  Profit applicable to minority equity interests                                    (2.5)        (2.8)          (5.5)
  Preference dividends                                                                  -            -          (0.1)
                                                                                ---------    ---------    -----------
  Profit for the period attributable to ordinary                                    116.3        139.8          623.3
  shareholders
  Dividends paid                                                                        -            -         (39.1)
  Dividends proposed                                                               (43.1)       (38.9)         (94.2)
                                                                                ---------    ---------    -----------
  Profit retained for the financial period                                           73.2        100.9          490.0
                                                                                =========    =========    ===========
  Earnings per share for the period
  Basic
  - Including goodwill amortisation                                                22.16c       26.78c        119.22c
  - Excluding goodwill amortisation                                                28.89c       33.51c        132.54c
  Diluted
  - Including goodwill amortisation                                                22.09c       26.56c        118.57c
  - Excluding goodwill amortisation                                                28.80c       33.23c        131.81c
  Cash earnings per share for the period                                           69.95c       76.59c        219.82c
  Dividend per share                                                                8.20c        7.43c         25.40c




Movements on profit and loss account
                                                        Six months ended 30th June - Unaudited  Year ended 31st December
                                                         -------------------------------------                   Audited
                                                                       2003               2002                      2002
                                                                     euro m             euro m                    euro m

At beginning of period                                              2,520.3            2,544.5                   2,544.5
Profit retained for the financial period                               73.2              100.9                     490.0
Currency translation effects
- on results for the period                                             1.7              (2.8)                    (31.7)
- on foreign currency net investments                               (258.2)            (362.3)                   (482.5)
                                                                  ---------          ---------                 ---------
At end of period                                                    2,337.0            2,280.3                   2,520.3
                                                                  =========          =========                 =========





Statement of total recognised gains and losses
                                                                               Six months ended               Year ended

                                                                          30th June - Unaudited            31st December
                                                              ---------------------------------                     2002
                                                                       2003                2002                  Audited
                                                                     euro m              euro m                   euro m

Profit for the period attributable to ordinary                        116.3               139.8                    623.3
shareholders
Currency translation effects
- on results for the period                                             1.7               (2.8)                   (31.7)
- on foreign currency net investments                               (258.2)             (362.3)                  (482.5)
                                                                  ---------           ---------                ---------
Total recognised gains and losses for the period                    (140.2)             (225.3)                    109.1
                                                                  =========           ========                 =========





Group balance sheet
                                                     As at 30th June - Unaudited                                  31st
                                                                                                              December
                                                 2003        2003                2002        2002                 2002
                                                                                                               Audited
                                               euro m      euro m              euro m      euro m               euro m

Fixed assets
Intangible asset - goodwill                               1,213.8                         1,119.9              1,154.1
Tangible assets                                           5,039.1                         5,074.3              5,004.4
Financial assets:
Joint ventures - share of gross assets          346.4                           406.5                            366.1
- share of gross liabilities                  (140.5)                         (164.9)                          (141.8)
- loans to joint ventures                        29.4                            28.5                             28.4
Other investments                                18.0                            24.4                             22.1
                                              -------                         -------                          -------
                                                            253.3                           294.5                274.8
                                                       ----------                      ----------           ----------
                                                          6,506.2                         6,488.7              6,433.3
Current assets
Stocks                                        1,189.5                         1,123.5                          1,064.0
Debtors                                       1,873.7                         1,824.8                          1,525.4
Cash, short-term deposits and liquid          1,197.4                         1,355.8                          1,533.2
resources
                                            ---------                       ---------                        ---------
                                              4,260.6                         4,304.1                          4,122.6
                                            ---------                       ---------                        ---------
Creditors (amounts falling due within
one year)
Bank loans and overdrafts                       265.7                           544.5                            232.8
Trade and other creditors                     1,562.6                         1,523.7                          1,387.2
Corporation tax                                  25.8                            96.6                             29.6
Dividends proposed                               43.1                            38.8                             94.2
                                           ----------                      ----------                       ----------
                                              1,897.2                         2,203.6                          1,743.8
                                           ----------                       ---------                       ----------
Net current assets                                        2,363.4                         2,100.5              2,378.8
                                                       ----------                      ----------           ----------
Total assets less current liabilities                     8,869.6                         8,589.2              8,812.1
Creditors (amounts falling due after
more than one year)
Loans                                         3,270.3                         3,138.5                          3,010.3
Deferred acquisition consideration              140.0                           179.7                            142.5
Corporation tax                                   6.6                            41.3                              6.6
                                              -------                         -------                          -------
                                                          3,416.9                         3,359.5              3,159.4
Capital grants                                               13.8                            15.5                 14.6
Provisions for liabilities and charges                      751.3                           601.8                779.3
                                                       ----------                      ----------           ----------
                                                          4,687.6                         4,612.4              4,858.8
                                                       ==========                      ==========           ==========
Capital and reserves
Called-up share capital
Equity share capital                            178.9                           177.9                            178.2
Non-equity share capital                          1.2                             1.2                              1.2
Equity reserves
Share premium account                         2,061.6                         2,027.3                          2,038.3
Other reserves                                    9.9                             9.9                              9.9
Profit and loss account                       2,337.0                         2,280.3                          2,520.3
                                           ----------                      ----------                       ----------
Shareholders' funds                                       4,588.6                         4,496.6              4,747.9
Minority shareholders' equity interest                       99.0                           115.8                110.9
                                                       ----------                      ----------           ----------
                                                          4,687.6                         4,612.4              4,858.8
                                                       ==========                      ==========           ==========





Group cash flow statement
                                                               Six months ended 30th June - Unaudited    Year ended 31st
                                                                                                                December
                                                         --------------------------------------------
                                                                     2003                        2002     2002 - Audited
                                                                   euro m                      euro m             euro m

Net cash inflow from operating activities                           146.3                       280.0            1,553.5

Dividends received from joint ventures                                7.4                         6.3               23.5

Returns on investments and servicing of finance:
Interest received                                                    14.9                        25.8               57.7
Interest paid                                                      (65.5)                      (83.9)            (183.2)
Finance lease interest paid                                         (0.3)                       (0.4)              (0.7)
Preference dividends paid                                               -                           -              (0.1)
                                                                  -------                     -------            -------
                                                                   (50.9)                      (58.5)            (126.3)
                                                                  -------                     -------            -------
Taxation:
Irish corporation tax paid                                         (10.2)                      (15.1)             (17.2)
Overseas tax paid                                                  (30.3)                      (36.4)            (145.1)
                                                                  -------                     -------            -------
                                                                   (40.5)                      (51.5)            (162.3)
                                                                  -------                     -------            -------
Capital expenditure:
Purchase of tangible assets                                       (217.8)                     (211.9)            (367.4)
Less: capital grants received                                           -                           -                0.1
new finance leases                                                      -                         0.8                  -
Disposal of fixed assets                                             34.7                        49.5              104.4
                                                                  -------                     -------            -------
                                                                  (183.1)                     (161.6)            (262.9)
                                                                  -------                     -------            -------
Acquisition and disposal of subsidiary undertakings and
joint ventures:
Acquisition of subsidiary undertakings                            (544.5)                     (470.2)            (793.7)
Deferred acquisition consideration                                 (24.1)                      (35.9)             (80.3)
Investments in and advances to joint ventures                       (0.8)                       (7.5)             (22.0)
                                                                  -------                     -------            -------
                                                                  (569.4)                     (513.6)            (896.0)
                                                                  -------                     -------            -------

Equity dividends paid                                              (76.7)                      (70.1)            (111.6)

                                                                ---------                   ---------          ---------
Cash (outflow)/inflow before use of liquid resources and          (766.9)                     (569.0)               17.9
financing

Cash inflow/(outflow) from management of liquid                     172.0                      (45.8)            (169.7)
resources

Financing:
Issue of shares                                                       1.5                         5.6               13.8
Expenses paid in respect of share issues                                -                       (0.1)              (0.4)
Increase in term debt                                               505.7                       543.6              192.5
Capital element of finance leases repaid                            (1.6)                       (3.1)              (5.1)
                                                                  -------                     -------            -------
                                                                    505.6                       546.0              200.8
                                                                  -------                     -------            -------
(Decrease) / increase in cash and demand debt in the
financial period                                                   (89.3)                      (68.8)               49.0
                                                                  =======                     =======            =======





Reconciliation of net cash flow to movement in net debt

                                                               Six months ended 30th June - Unaudited         Year ended
                                                                                                           31st December
                                                         --------------------------------------------
                                                                     2003                        2002     2002 - Audited
                                                                   euro m                      euro m             euro m

  (Decrease) / increase in cash and demand debt in the
  financial period                                                  (89.3)                      (68.8)             49.0

  Increase in term debt including finance leases                   (504.1)                     (540.5)           (187.4)
  Cash (inflow)/outflow from management of liquid resources        (172.0)                       45.8             169.7
                                                               ----------                  ----------        ----------
  Change in net debt resulting from cash flows                     (765.4)                     (563.5)             31.3
  Loans and finance leases, net of liquid resources, acquired
  with subsidiaries                                                  (7.8)                      (93.4)            (95.8)
  New finance leases                                                    -                        (0.8)                -
                                                               ----------                  ----------        ----------
                                                                   (773.2)                     (657.7)            (64.5)
  Translation adjustment                                            144.5                       224.2             248.3
                                                               ----------                  ----------        ----------
  Movement in net debt for the period                              (628.7)                     (433.5)            183.8
  Net debt at 1st January                                        (1,709.9)                   (1,893.7)         (1,893.7)
                                                               ----------                  ----------        ----------
  Net debt at end of period                                      (2,338.6)                   (2,327.2)         (1,709.9)
                                                                ==========                  ==========        ==========


Supplementary information

Note 1. Translation of foreign currencies

These financial statements are presented in euro. Results and cash flows of subsidiary and joint venture undertakings based in non-euro countries have been translated into euro at average exchange rates for the period, and the related balance sheets have been translated at the rates of exchange ruling at the balance sheet date. Adjustments arising on translation of the results of non-euro subsidiary and joint venture undertakings at average rates, and on restatement of the opening net assets at closing rates, are dealt with in retained profits, net of differences on related currency borrowings. All other translation differences are included in arriving at operating profit.



Rates used for translation of results and balance sheets into euro were as follows:

                                       Average                                            Period ended
        --------------------------------------------------------------   ----------------------------------------------



                         Six months ended 30th June    Year ended 31st                 30th June       31st December
                                                              December
  euro 1 =                           2003      2002               2002               2003      2002             2002

  US Dollar                        1.1049    0.8979             0.9456             1.1427    0.9975           1.0487
  Pound Sterling                   0.6855    0.6217             0.6288             0.6932    0.6498           0.6505
  Polish Zloty                     4.2720    3.6679             3.8574             4.4775    4.0598           4.0210
  Swiss Franc                      1.4919    1.4690             1.4670             1.5544    1.4721           1.4524
  Argentine Peso                   3.3203    2.4395             2.9514             3.1967    3.7870           3.5289




Note 2. Key components of first half 2003 performance

                                          Incremental effect                Incremental effect
                                 Exchange     in 2003 of                        in 2003 of
                              translation   acquisitions &                    rationalisation         Ongoing
                                  effects     investments                    costs charged in      operations
                                           completed during       Disposals
euro m              H1 2002                    2002      2003          2003      2002      2003                 H1 2003

Sales                 4,801         (575)       376       145           (4)         -         -          (82)     4,661
                     ------        ------    ------    ------        ------    ------    ------        ------    ------
Operating profit        295          (25)        18        16             -         9       (2)          (66)       245
Goodwill               (35)             4       (2)       (2)             -         -         -             -      (35)
amortisation
Profit on                10             -         -         -             -         -         -           (4)         6
disposals
                     ------        ------    ------    ------        ------    ------    ------        ------    ------
Trading profit          270          (21)        16        14             -         9       (2)          (70)       216
Finance costs          (74)            11       (8)       (4)             -         -         -            20      (55)
                     ------        ------    ------    ------        ------    ------    ------        ------    ------
Profit before tax       196          (10)         8        10             -         9       (2)          (50)       161
                     ======        ======    ======    ======        ======    ======    ======        ======    ======
Change                                -5%       +4%       +5%             -       +4%       -1%          -25%      -18%




Note 3. Geographical analysis
                                                                                                         Year ended
Sales                                       Six months ended 30th June - Unaudited               31st December 2002
                                           2003                      2002                                   Audited
                                    -------------------      ---------------------      -------------------------
                                         euro m    %               euro m    %                  euro m      %

Republic of Ireland                       353.1      7.6            308.8      6.4               713.9          6.6
Britain and Northern Ireland              340.9      7.3            329.9      6.9               698.4          6.5
Mainland Europe                         1,559.9     33.5          1,399.1     29.1             3,020.6         28.0
The Americas                            2,407.0     51.6          2,762.8     57.6             6,361.2         58.9
                                     ----------   ------     ------------    -----       -------------        -----
Total including share of joint          4,660.9      100          4,800.6      100            10,794.1          100
ventures

Less share of joint ventures            (111.6)   ======          (135.0)    =====             (276.9)        =====
                                     ----------              ------------                -------------
Total excluding share of joint          4,549.3                   4,665.6                     10,517.2
ventures                             ==========              ============                =============




Profit before interest                    Operating profit     Goodwill     Profit on    Profit before
                                                           amortisation      disposal         interest

                                      %             euro m       euro m        euro m           euro m

                                                   Six months ended 30th June 2003 - unaudited

                                                   -------------------------------------

Republic of Ireland                  28.0             68.6          (0.1)         2.2            70.7
Britain and Northern Ireland         12.0             29.4          (2.6)         3.0            29.8
Mainland Europe                      35.5             86.7         (14.7)         1.1            73.1
The Americas                          24.5             60.0         (17.9)         0.1            42.2
                                    -----           ------        ------       ------          ------
Total including joint ventures        100            244.7         (35.3)         6.4           215.8
Less share of joint ventures        =====            (11.5)          0.8         (0.7)          (11.4)
                                                    ------        ------      ------          ------
Total excluding joint ventures                       233.2         (34.5)         5.7           204.4
                                                    ======        ======      ======          ======



                                      Six months ended 30th June 2002 - unaudited

                                   -------------------------------------------------


Republic of Ireland                  20.5             60.4          (0.1)         3.5            63.8
Britain and Northern Ireland         10.0             29.5          (2.7)         1.2            28.0
Mainland Europe                      31.8             93.6         (15.0)         3.5            82.1
The Americas                         37.7            111.3         (17.3)         2.1            96.1
                                     ----           ------        ------       ------          ------
Total including joint ventures        100            294.8         (35.1)        10.3           270.0
Less share of joint ventures         ====            (13.5)          1.6         (0.3)          (12.2)
                                                    ------        ------       ------          ------
Total excluding joint ventures                       281.3         (33.5)        10.0           257.8
                                                    ======        ======       ======          ======




                                                   Year ended 31st December 2002 - audited

                                              -------------------------------------------------


Republic of Ireland                  12.5            131.3          (0.3)         7.8           138.8
Britain and Northern Ireland          5.3             55.8          (5.4)         2.8            53.2
Mainland Europe                      22.3            233.5         (28.6)         3.3           208.2
The Americas                         59.9            627.5         (35.3)         1.8           594.0
                                    -----          -------        ------       ------          ------
Total including joint ventures        100          1,048.1         (69.6)        15.7           994.2
Less share of joint ventures                         (33.5)          2.0         (1.2)          (32.7)
                                                   -------        ------       ------          ------
Total excluding joint ventures                     1,014.6         (67.6)        14.5           961.5
                                                   =======         ======      ======          ======





Note 4. Divisional analysis
Sales                                     Six months ended 30th June - Unaudited                 31st December 2002
                                          2003                         2002                                 Audited
                                      ------------------            ----------------        ----------------------
                                        euro m         %             euro m        %            euro m            %

Europe Materials                         913.1      19.6               874.5    18.2           1,927.0         17.9
Europe Products & Distribution         1,341.3      28.8             1,163.6    24.2           2,505.6         23.2
Americas Materials                       920.3      19.7             1,108.0    23.1           3,072.1         28.5
Americas Products & Distribution       1,486.2      31.9             1,654.5    34.5           3,289.4         30.4
                                      --------   -------            -------- -------         ---------      -------
Total including share of joint         4,660.9       100             4,800.6     100          10,794.1          100
ventures

Less share of joint ventures           (111.6)   =======             (135.0) =======           (276.9)      =======
                                      --------                      --------                 ---------
Total excluding share of joint         4,549.3                       4,665.6                  10,517.2
ventures                               ========                      ========                 =========





Profit before interest                    Operating profit     Goodwill     Profit on    Profit before
                                                           amortisation      disposal         interest

                                      %             euro m       euro m        euro m           euro m

                                                   Six months ended 30th June 2003 - unaudited

                                                 -----------------------------------------------

Europe Materials                     43.0            105.1          (8.9)         4.6           100.8
Europe Products & Distribution       32.5             79.6          (8.5)         1.7            72.8
Americas Materials                  (16.0)           (39.2)         (8.9)         1.3           (46.8)
Americas Products &                  40.5             99.2          (9.0)        (1.2)           89.0
Distribution
                                   ------           ------        ------       ------          ------
Total including joint ventures        100            244.7         (35.3)         6.4           215.8
Less share of joint ventures       ======            (11.5)          0.8         (0.7)          (11.4)
                                                    ------        ------       ------          ------
Total excluding joint ventures                       233.2         (34.5)         5.7           204.4
                                                    ======        ======       ======          ======





                                                   Six months ended 30th June 2002 - unaudited

                                                 -----------------------------------------------


Europe Materials                     36.9            108.8         (10.8)         5.5           103.5
Europe Products & Distribution       25.3             74.7          (7.0)         2.7            70.4
Americas Materials                  (10.1)           (29.9)         (9.9)         2.6           (37.2)
Americas Products &                  47.9            141.2          (7.4)        (0.5)          133.3
Distribution
                                    -----           ------        ------       ------          ------
Total including joint ventures        100            294.8         (35.1)        10.3           270.0
Less share of joint ventures                         (13.5)          1.6         (0.3)          (12.2)
                                                    ------        ------       ------          ------
Total excluding joint ventures                       281.3         (33.5)        10.0           257.8
                                                    ======        ======       ======          ======




                                                     Year ended 31st December 2002 - audited
                                                 -----------------------------------------------

Europe Materials                     25.4            266.7         (19.9)        11.7           258.5
Europe Products & Distribution       14.7            153.9         (14.4)         2.2           141.7
Americas Materials                   32.0            335.8         (19.8)         3.3           319.3
Americas Products &                  27.9            291.7         (15.5)        (1.5)          274.7
Distribution
                                    -----          -------        -------      ------          ------
Total including joint ventures        100          1,048.1         (69.6)        15.7           994.2
Less share of joint ventures                         (33.5)          2.0         (1.2)          (32.7)
                                                   -------        -------      ------          ------
Total excluding joint ventures                     1,014.6         (67.6)        14.5           961.5
                                                   =======        =======      ======          ======





Note 5. Earnings per share

The computation of basic, diluted and cash earnings per share is set out below:

                                                                       Six months ended             Year ended
                                                                  30th June - Unaudited
                                                                     2003          2002     31st December 2002
                                                                                                       Audited
                                                                   euro m        euro m                 euro m

Numerator for basic and diluted earnings per share
Profit for the period attributable to ordinary shareholders         116.3         139.8                  623.3
Goodwill amortisation including share of joint ventures              35.3          35.1                   69.6
                                                                  -------       -------                 ------
Attributable profit excluding goodwill amortisation                 151.6         174.9                  692.9
Depreciation charge                                                 215.5         224.9                  456.3
                                                                  -------       -------             ----------
Numerator for cash earnings per share                               367.1         399.8                1,149.2
                                                                 --------       -------             ----------

Denominator for basic earnings per share
Weighted average number of shares (millions) in issue               524.8         522.0                  522.8
Effect of dilutive potential Ordinary Shares (employee                1.6           4.3                    2.9
share options)
                                                                  -------       -------             ----------
Denominator for diluted earnings per share                          526.4         526.3                  525.7
                                                                  -------       -------             ----------

Basic earnings per Ordinary Share:                              euro cent     euro cent              euro cent
- Including goodwill amortisation                                   22.16         26.78                 119.22
- Excluding goodwill amortisation                                   28.89         33.51                 132.54
Diluted earnings per Ordinary Share:
- Including goodwill amortisation                                   22.09         26.56                 118.57
- Excluding goodwill amortisation                                   28.80         33.23                 131.81

Cash earnings per Ordinary Share (i)                                69.95         76.59                 219.82



 i. Cash earnings per share, a non-GAAP financial measure, is presented here for information as management believes it is a useful financial indicator of a company's ability to generate cash from operations.



Note 6. Movements in shareholders' funds
                                                                Six months ended 30th             Year ended
                                                                     June - Unaudited
                                                                                               31st December
                                                                    2003     2002                       2002
                                                                                                     Audited
                                                                  euro m       euro m                 euro m

At beginning of period                                           4,747.9      4,735.4                4,735.4
Profit retained for the financial period                            73.2        100.9                  490.0
Currency translation effects
- on results for the period                                          1.7        (2.8)                 (31.7)
- on foreign currency net investments                            (258.2)      (362.3)                (482.5)
Issue of ordinary share capital (net of expenses)                   24.0         25.4                   36.7
                                                              ----------   ----------             ----------
At end of period                                                 4,588.6      4,496.6                4,747.9
                                                              ==========   ==========             ==========




Note 7. Summarised cash flow

The table below summarises the Group's cash flows for the six months ended 30th
June 2003 and 30th June 2002 and for the full year ended 31st December 2002.
                                                                                                        Year ended
                                                Six months ended 30th June - Unaudited          31st December 2002
                                               --------------------------------------
                                                           2003                   2002                     Audited
Inflows                                                  euro m                 euro m                      euro m

Profit before tax                                           161                    196                         856
Depreciation                                                216                    225                         456
Goodwill amortisation excluding joint ventures               34                     34                          68
Disposals                                                    35                     50                         104
Share issues (net of expenses)                               24                     25                          37
                                                          -----                  -----                       -----
                                                            470                    530                       1,521
                                                          -----                  -----                       -----
Outflows
Working capital movement                                    300                    214                         (90)
Capital expenditure                                         218                    211                         367
Acquisitions and investments                                577                    607                         992
Dividends                                                    99                     90                         135
Tax paid                                                     41                     52                         162
Other                                                         8                     13                          19
                                                          -----                  -----                       -----
                                                          1,243                  1,187                       1,585
Net outflow                                                (773)                  (657)                        (64)
                                                          -----                  -----                       -----
Translation adjustment                                      144                    224                         248
                                                          -----                  -----                       -----
(Increase) / decrease in net debt                          (629)                  (433)                        184
                                                          =====                  =====                       =====





Note 8. Other
                                                          Six months ended 30th June                Year ended
                                                                           Unaudited        31st December 2002
                                                               2003             2002                   Audited

EBITDA interest cover (times):
- six months to 30th June                                       8.6              7.4                       n/a
- rolling 12 months                                            12.5             10.0                      11.3
EBIT interest cover (times):
- six months to 30th June                                       3.9              3.7                       n/a
- rolling 12 months                                             8.0              6.4                       7.3



EBITDA = earnings before interest, tax, depreciation and goodwill amortisation, excluding share of joint ventures

EBIT = earnings before interest and tax, excluding share of joint ventures

Average shares in issue (millions)                            524.8            522.0                     522.8
Net dividend per share (cent)                                  8.20             7.43                     25.40
Dividend cover (times)                                         2.70             3.59                      4.68

Depreciation charge - euro m                                  215.5            224.9                     456.3
Goodwill amortisation charge, subsidiaries - euro m            34.5             33.5                      67.6
Goodwill amortisation charge, joint ventures - euro m           0.8              1.6                       2.0
Net debt - euro m                                           2,338.6          2,327.2                   1,709.9
Debt ratio                                                      51%              51%                       36%
Debt to market capitalisation at period-end                     33%              26%                       28%


Note 9. Distribution of Interim Report

These Interim Results are available on the Group's website (www.crh.com). A printed copy will be posted to shareholders on Thursday, 4th September 2003 and will be available to the public from that date at the Company's registered office. Details of the Scrip Dividend Offer in respect of the Interim 2003 dividend will be posted to shareholders on Thursday, 25th September 2003.

Contact at Dublin 404 1000 (+353 1 404 1000)
Liam O'Mahony          Chief Executive
Harry Sheridan         Finance Director
Myles Lee              Finance Director Designate
CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland
TELEPHONE +353.1.404 1000
FAX +353.1.404 1007
E-MAIL mail@crh.com WEBSITE www.crh.com

Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date: 02 September 2003



                                                     By: ___/s/ M. P. Lee___

                                                     M. P. Lee
                                                     Finance Director Designate